NO ACT
Act: 1934
Section: 12g
Rule:
Public Availability: 8/14/2007
07076373
DC P.E 8-14-07

August 14, 2007

RECD S.E.C.
AUG 1 4 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ICON Cash Flow Partners L.P. Seven
ICON Cash Flow Partners L.P. Seven Liquidating Trust
Incoming letter dated August 14, 2007

On the basis of the facts presented, this Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Act, operates as described in your letter without compliance with the registration and reporting requirements of the Securities Exchange Act of 1934. Capitalized terms used in this response have the same meaning as defined in your letter.

PROCESSED
SEP 0 5 2007
THOMSON FINANCIAL

In arriving at this position, we note that:

- the General Partner of the Partnership adopted the Plan of Liquidation and Dissolution;
- prior to its dissolution, the Partnership was current and timely in its reporting obligations under the Exchange Act;
- the Partnership filed a Certificate of Cancellation with the Delaware Secretary of State and the effective date of the cancellation was July 12, 2007;
- the Beneficial Interests in the Liquidating Trust are not transferable or assignable except by operation of law;
- the Beneficial Interests in the Liquidating Trust are not and will not be represented by certificates;
- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred it;
- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date assets were first transferred to it (provided that if the Liquidating Trust's existence is extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- none of the Trustees nor other persons affiliated with the Liquidating Trust or the Partnership will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests;

- the Trustee will provide each holder of Beneficial Interests with periodic reports containing unaudited financial statements and certain other information and will file such reports on Forms 10-K and 8-K; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,



Mary Beth Breslin
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

August 14, 2007

Deborah Schwager Froling, Esq.
Arent Fox LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5339

RE: ICON Cash Flow Partners L.P. Seven
ICON Cash Flow Partners L.P. Seven Liquidating Trust

Dear Ms. Froling:

In regard to your letter of August 14, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol McGee
Deputy Chief Counsel

Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

RECEIVED
2007 AUG 15 PM 12:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Arent Fox

August 14, 2007

Deborah Schwager Froling
Attorney
202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com

Securities Exchange Act of 1934
Sections 12(g) and 13(a)

VIA HAND DELIVERY

Mary Beth Breslin
Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ICON Cash Flow Partners L.P. Seven Liquidating Trust (the "Liquidating Trust")
ICON Cash Flow Partners L.P. Seven (the "Partnership")

Dear Ms. Breslin:

We are revising our prior request for no-action relief contained in our letter dated August 10, 2007. This letter supersedes and replaces our prior letter.

On behalf of and as counsel to (i) ICON Capital Corp., a Delaware corporation, the managing trustee of the Liquidating Trust (the "Managing Trustee"), and (ii) the Liquidating Trust, a Delaware Statutory Trust established to complete the liquidation of the remaining assets of the Partnership, a Delaware limited partnership, we hereby request that the staff of the Division of Corporation Finance confirm that, in the circumstances described herein, it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust does not register and file reports with respect to the beneficial interests in the Liquidating Trust (the "Beneficial Interests") under Sections 12(g) and 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beginning with the Form 10-Q for the quarter ending June 30, 2007, which is due on or before August 14, 2007. In the event that the staff of the Division of Corporation Finance concludes that it is inappropriate to handle the above request through the no-action letter process, please consider this request as an application for an exemptive order pursuant to Section 12(h) of the Exchange Act.

I. Background

A. History of the Partnership

The Partnership operated pursuant to its Third Amended and Restated Agreement of Limited Partnership dated September 12, 1995, as amended on October 1, 1997 (the "Partnership Agreement"), by and among the Managing Trustee, in its capacity as the General Partner of the

Partnership (the "General Partner") and the limited partnership interest holders (referred to therein and herein as the "Limited Partners"). The Partnership was organized for the objectives and purposes of engaging in the business of owning and leasing a diversified equipment portfolio. The Partnership, or the Liquidating Trust after the filing of Form 15 by the Partnership, has made all filings required by Section 13(a) and is current in its Exchange Act reporting. Upon its liquidation and dissolution, the Partnership had approximately 987,348 limited partnership units outstanding, held by approximately 4,555 limited partners of record.

On November 9, 2002, the Partnership ended its "reinvestment" period and began its disposition period wherein it proceeded to sell its assets in the ordinary course of business. Prior to its liquidation and dissolution, the Partnership had only one significant asset, which is currently the subject of litigation due to an event of loss with respect to the asset. On March 7, 2007, summary judgment was issued in favor of the summary judgment claims brought by the owners of the asset, including the Partnership (the Liquidating Trust succeeded to the Partnership's interest in the litigation), which included an award for damages of approximately $60 million plus interest, as well as $500,000 in attorneys' fees. A notice of appeal of the final judgment was filed on May 30, 2007 and it is expected that the appellate briefs will be due sometime in the fall of 2007. The Managing Trustee oversees and manages the Liquidating Trust's interest in the litigation on behalf of the Liquidating Trust and has retained outside counsel for those purposes. Although it is currently impossible to determine the final outcome of the litigation, the outcome, whether or not favorable, only serves to determine the amount of cash, if any, that will be distributed to the holders of the Beneficial Interests by the Liquidating Trust. The holders of the Beneficial Interests are neither required to act in connection with the litigation nor do they have any personal liability related to the litigation and the Liquidating Trust's sole remaining asset.

The General Partner determined that it was in the best interests of both the Partnership and the Limited Partners to complete the liquidation and dissolution of the Partnership by assigning and transferring to the Liquidating Trust all of the Partnership's remaining assets, including certain cash and other reserves set aside for the costs and expenses of the Partnership in liquidation as well as any other existing or contingent liabilities or obligations of the Partnership. In furtherance thereof, the General Partner adopted a Plan of Liquidation and Dissolution (the "Plan") on July 12, 2007 (the "Effective Date"), a copy of which was filed as an exhibit to a current report on Form 8-K of the Partnership, which was filed on the Effective Date.

B. Completion of Liquidation and Dissolution

As of the Effective Date, all then remaining assets and liabilities of the Partnership were transferred, in accordance with the Plan, to the Liquidating Trust pursuant to the terms of a liquidating trust agreement (the "Liquidating Trust Agreement"), a copy of which was filed as an exhibit to a current report on Form 8-K of the Partnership, which was filed on the Effective Date.

Effective upon such transfer, the Limited Partners and the General Partner were deemed to be pro rata holders of Beneficial Interests in the Liquidating Trust, and all interests in the Partnership were deemed cancelled. On the Effective Date, the Partnership filed a Certificate of Cancellation with the Secretary of State of Delaware and filed a Form 15 to terminate its reporting obligations under the Exchange Act. All of the net cash proceeds from the sale of assets of the Liquidating Trust and cash, less reserves for contingent liabilities, shall be distributed to the beneficiaries of the Liquidating Trust no later than three years from the Effective Date (subject to extension if required).

C. Terms of the Liquidating Trust

The Beneficial Interests will not be transferable or assignable, except that they may be assigned or transferred by will, intestate succession, or operation of law. The Beneficial Interests have not been, nor will they be, certificated.

The Liquidating Trust's activities will be specifically limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of Beneficial Interests, enforcing the rights of the holders of Beneficial Interests, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the Liquidating Trust, making liquidating distributions to the holders of Beneficial Interests and taking other actions as may be necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof. The activities of the Liquidating Trust in connection with the litigation are consistent with, and do not exceed, the limited purpose of the Liquidating Trust as described herein. All of the actions taken by outside counsel as directed by the Managing Trustee with respect to the litigation are taken for the sole purpose of protecting the Liquidating Trust's sole remaining asset, enforcing the rights of the Liquidating Trust with respect to such asset, and assuming a favorable outcome, collecting the moneys related to the value of such asset, and enabling the Liquidating Trust to make a final liquidating distribution to the holders of Beneficial Interests.

The Liquidating Trust will terminate upon payment to the holders of Beneficial Interests of all of the assets in the Liquidating Trust and in any event no later than three years from the Effective Date, or July 12, 2010. The term of the Liquidating Trust may, however, be extended if the Managing Trustee then determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent, and the Liquidating Trust has requested and obtained additional no-action assurances from the staff of the Division of Corporation Finance prior to any such extension.

The Managing Trustee will be required to file an annual report with the Commission showing the assets and liabilities of the Liquidating Trust at the end of each calendar year and the receipts and disbursements of the Managing Trustee with respect to the Liquidating Trust for the period. The annual report will also describe the changes in the assets of the Liquidating Trust and the actions taken by the Managing Trustee during the period. The financial statements contained in such report will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by a registered public accounting firm. The annual report of the Liquidating Trust will be filed with the Commission under cover of a Form 10-K using the Partnership's Commission file number (File No. 000-27926). Certifications in the form attached hereto as Exhibit A will be signed and filed by the principal executive officer and principal financial officer of the Managing Trustee of the Liquidating Trust with the annual report filed under cover of Form 10-K. In this regard, the attached certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

• Board of Directors and Auditors: The Liquidating Trust does not have a Board of Directors and therefore all references to the Board of Directors have been deleted. Further, the financial statements included with the annual report filed under cover of Form 10-K will not be audited and therefore any references to auditors have been deleted as well.

• Statement of Operations: The financial statements of the Liquidating Trust will be provided on a liquidation basis and will therefore not include a Statement of Operations; all references to the results of operations have been deleted and replaced by references to changes in financial condition.

• Signatures: Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications will be met by the principal executive officer and principal financial officer of the Managing Trustee, ICON Capital Corp. Any reference to the Liquidating Trust's certifying officer(s) in the certification is a reference to the principal executive officer and/or the principal financial officer of the Managing Trustee, ICON Capital Corp. Each of the principal executive officer and the principal financial officer of the Managing Trustee, ICON Capital Corp, will sign the certification in his individual capacity.

The Managing Trustee will cause the Liquidating Trust to file with the Commission a current report under cover of a Form 8-K using the Partnership's Commission file number (File No. 000-27926) whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Managing Trustee, any other material event relating to the Liquidating Trust or its assets has occurred. It is not presently contemplated that the Liquidating Trust would provide holders of Beneficial Interests with quarterly reports and, therefore, no quarterly reports would be filed under cover of Form 10-Q for the Liquidating Trust.

II. Analysis

The Commission or its staff has in the past consistently agreed to grant relief from the reporting requirements of Sections 13(a) and 15(d) to provide quarterly reports on Form 10-Q and to include audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. In addition, the absence of a trading market for the registrant's securities is one of the staff's standards for granting such relief. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: Overseas Partners Ltd. (Pub. Avail. March 16, 2007); Global Preferred Holdings, Inc. (Pub. Avail. July 18, 2006); Cygnus, Inc. (Pub. Avail. March 27, 2006); FORE Holdings LLC and FORE Holdings Liquidating Trust (Pub. Avail. December 1, 2005); Shelbourne Properties et al. (Pub. Avail. Apr. 29, 2004); Wilmington Trust Company et al. (Pub. Avail Feb. 26, 2003); PLM Equipment Growth Fund III, Liquidating Trust (Pub. Avail. June 9, 2003); Burnham Pacific Properties, Inc., BPP Liquidating Trust (Pub. Avail. June 21, 2002); Cambridge Advantaged Properties II Limited Partnership (Pub. Avail. Feb. 6, 2002); JG Industries, Inc. (Pub. Avail. June 18, 2001); Secom General Corporation (Pub. Avail. Mar. 21, 2001); Phoenix Medical Technology, Inc. (Pub. Avail. Nov. 17, 2000); Roberds, Inc. (Pub. Avail. Oct. 4, 2000); MGI Properties, MGI Liquidating Trust (Pub. Avail. Sept. 29, 2000); ML-Lee Acquisition Fund, L.P. (Pub. Avail. Feb. 4, 2000); JMB Income Properties, Ltd. -XIII (Pub. Avail. May 13, 1999); JMB Income Properties, Ltd. -IX (Pub. Avail. Apr. 24, 1997); JMB Mortgage Partners, Ltd. (Pub. Avail. Apr. 24, 1997); Rathbone, King & Seeley, Inc (Pub. Avail. July 30, 1993); Oppenheimer Landmark Properties (Pub. Avail. Mar. 9, 1993); VHA Enterprises, Inc. (Pub. Avail. Jan. 7, 1993); Grubb & Ellis Realty Income Trust (Pub. Avail. May 26, 1992); JMB Realty Trust (Pub. Avail. Nov. 19, 1990); Federated Natural Resources Corp. (Pub. Avail. July 13, 1989); Invest-Tex, Inc. (Pub. Avail. Jan. 12, 1987); SMI Liquidating Corp (Pub. Avail. Dec. 27, 1984); United Western Corp. (Pub. Avail. Dec. 26, 1984); and Raymond Industries, Inc. (Pub. Avail. Sept. 12, 1984).

The Liquidating Trust will operate exclusively to liquidate its few remaining assets, pay its expenses and obligations and distribute cash to the holders of Beneficial Interests. It will not operate in any capacity to acquire additional investments except as expressly described herein. The Beneficial Interests will not be, and the limited partnership interests of the Partnership were not, listed on any exchange. The limited partnership interests in the Partnership were not, and the Beneficial Interests will not be, actively traded. Neither the Managing Trustee, nor other persons affiliated with the Liquidating Trust or the Partnership, will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests.

It is counsel's opinion that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act; and accordingly, registration of the Beneficial Interests pursuant to the Exchange Act should not be required. The Liquidating Trust's sole purpose is to liquidate the assets, distribute the cash and the cash proceeds received therefrom and satisfy the liabilities with respect to the assets transferred to it. The Liquidating Trust will terminate, unless its term is extended as described in I.C. above, upon the earlier to occur of (i) the payment to the holders of Beneficial Interests of all of the proceeds from the assets in the Liquidating Trust and (ii) three years from the Effective Date, or July 12, 2010. Without limiting the foregoing, the Liquidating Trust will have no objective to continue or engage in the conduct of any trade or business. Certificates representing the Beneficial Interests have not been, nor will they be, issued, and the Beneficial Interests will not be transferable except that they will be assignable or transferable by will, intestate succession, or operation of law. There is no trading market, nor will there be a trading market, for the Beneficial Interests. Due to the restriction on transfer and the lack of a trading market for the Beneficial Interests, there is no need for the general public to have access to the type of information about the Liquidating Trust required by Section 13 of the Exchange Act. Holders of Beneficial Interests, however, will continue to have access to annual and current reports filed under cover of Forms 10-K (with the modified certifications described above) and 8-K, respectively. In similar circumstances, the staff of the Division of Corporation Finance has consistently stated that it would not recommend any enforcement action in the absence of registration of Beneficial Interests in a liquidating trust. See, e.g., Burnham Pacific Properties, Inc., PBB Liquidating Trust, supra; Marriott Residence Inn II Limited Partnership (Pub. Avail. May 8, 2002); Marriott Residence Inn Limited Partnership (Pub. Avail. Feb. 20, 2002); MGI Properties, MGI Liquidating Trust, *supra*; JMB Income Properties, Ltd. -XIII, *supra*; VHA Enterprises, Inc., *supra*; Grubb & Ellis Realty Income Trust, *supra*; Federated Natural Resources Corp., *supra*; and Invest-Tex, Inc., *supra*.

Compliance with the reporting obligations of the Exchange Act would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions available to be made to holders of Beneficial Interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would also decrease the proceeds available for distribution. Pursuant to the Liquidating Trust Agreement, the Managing Trustee will be obligated to prepare annual reports that contain, among other things, unaudited financial information for the Liquidating Trust that the Liquidating Trust will file with the Commission under cover of a Form 10-K (with the modified certifications described above). Such annual reports will contain summary information for a company in a non-operating, liquidation mode and an unaudited summary balance sheet prepared in accordance with generally accepted accounting principles. In addition, the Liquidating Trust plans to file current reports under cover of a Form 8-K to disclose any material events required by such form. However, neither the annual or current reports to be filed with the Commission shall be deemed filed pursuant to Section 13(a) of the Exchange Act.

Because there is no, nor will there be any, market public or private, for the Beneficial Interests and the Liquidating Trust will keep the holders of its Beneficial Interests informed of material developments through timely filings of annual reports and current reports under cover of Forms 10-K (with the modified certifications described above) and 8-K, respectively, the Liquidating Trust seeks the Commission's approval that it need not file quarterly reports on Form 10-Q and need not include audited financial statements in its annual reports on Form 10-K. The information required to be filed under cover of a Form 10-Q would be superfluous to information that the Liquidating Trust will have already included in its annual and current reports filed with the Commission under cover of Forms 10-K and 8-K, respectively. When considered as a whole, not requiring the Liquidating Trust to file quarterly reports and annual reports that contain audited financial information would not be inconsistent with the protection of investors as the Beneficial Interests will not be traded and holders thereof will be kept informed of material fiscal developments through access to annual and current reports as filed with the Commission. As such, the Liquidating Trust believes that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. Request for No-Action Relief

Based on the foregoing, we respectfully request that the staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and complies with the reporting requirements thereunder in the manner proposed above. The granting of the relief requested in this letter is consistent with the Commission's views as set forth in Release 34-9660, as well as with numerous no-action letters over the years where, as here, the adherence to reporting requirements under the Exchange Act would pose an undue burden and would not further the public policy of protecting investors and the general public.

In accordance with Securities Act Release 33-6269 (December 5, 1980), seven additional copies of this letter have been provided. We would appreciate the Staff's response and are available to discuss this matter further should the staff wish any additional information. In this regard, please feel free to contact the undersigned at (202) 857-6075 or Kurt K. Murao at (202) 828-3450.

Arent Fox

Please acknowledge your receipt of this no-action letter request by stamping the extra copy of this letter and returning it to the undersigned in the pre-addressed, stamped envelope provided.

Sincerely,



for Deborah Schwager Froling

Enclosure

cc: Joel S. Kress

Exhibit A

I, [identify the certifying individual], certify that:

1. I have reviewed this annual report on Form 10-K of ICON Cash Flow Partners L.P. Seven Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, changes in financial condition and cash flows of the Liquidating Trust as of, and for, the periods presented in this report;

4. The Liquidating Trust's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Liquidating Trusts's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Liquidating Trust's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

*Date:*____________

[/s/ Certifying Individual]
[Certifying Individual]
[Certifying Individual's Title]
ICON Capital Corp.
Managing Trustee of ICON Cash Flow Partners L.P. Seven Liquidating Trust

END